October 9, 2019

Ronald C. Edmonds
Controller and Vice President of Controllers and Tax
The Dow Chemical Company
2211 H.H. Dow Way
Midland, MI 48674

       Re: The Dow Chemical Company
           Registration Statement on Form S-4
           Filed October 4, 2019
           File No. 333-234108

Dear Mr. Edmonds:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Richard Alsop, Esq.